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                               December 18, 2023

       Pamela D. Johnson
       Chief Financial Officer
       OppFi Inc.
       130 E. Randolph Street
       Suite 3400
       Chicago, Illinois 60601

                                                        Re: OppFi Inc.
                                                            Post-Effective
Amendment No. 4 to Registration Statement on Form S-3
                                                            File December 7,
2023
                                                            File No. 333-258698

       Dear Pamela D. Johnson:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 4 to Form S-1 on Form S-3 filed December 7, 2023

       General

   1. We note your response to prior comment 2 and your disclosure in footnote 5 to the table on page 5 that you are
unable to quantify the actual consideration paid by each holder of
                                                        Retained OppFi Units
for their ownership interest in OppFi-LLC and thus are unable to calculate the potential
profit per share or a potential loss per share based on illustrative market price. Please
quantify the consideration paid for the 33,788,494 shares held by TGS Capital Group,
LP, and 33,764,382 shares held by LTHS Capital Group LP, and disclose the potential
profit that Todd G. Schwartz and Theodore Schwartz could earn based on the current
trading prices for the shares they beneficially own via these entities.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pamela D. Johnson
OppFi Inc.
December 18, 2023
Page 2

       Please contact John Stickel at 202-551-3324 or Christian Windsor at 202-551-3419 with any other questions.



FirstName LastNamePamela D. Johnson                      Sincerely,
Comapany NameOppFi Inc.
                                                         Division of
Corporation Finance
December 18, 2023 Page 2                                 Office of Finance
FirstName LastName